Fiscal 2024 Three and Nine Months Ended 31 December 2023

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 13 February 2024, are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

3rd Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 31 December
	FY24	FY23	Change
Net sales	$978.3	$860.8	14%
Gross margin (%)	41.0	33.6	7.4 pts
EBIT	226.1	162.9	39%
EBIT margin (%)	23.1	18.9	4.2 pts
Adjusted EBIT[1]	234.1	165.4	42%
Adjusted EBIT margin (%)[1]	23.9	19.2	4.7 pts
Net income	145.1	100.1	45%
Adjusted Net income[1]	179.9	129.2	39%
Diluted earnings per share	$0.33	$0.22
Adjusted diluted earnings per share[1]	$0.41	$0.29

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 14% due to an increase in average net sales price for all three regions and a 5% increase in total volume.
•Adjusted EBIT margin increased 4.7 percentage points to 23.9% driven by strong EBIT margin growth in all three regions.
•Adjusted Net income of US$179.9 million is attributable to strong performance in each of our regions.
The Company's priorities remain unchanged: work safely, partner with our customers, invest in long-term growth and continue to drive profitable share gain. This has enabled us to deliver a strong nine-months, with a record quarterly result for Adjusted Net Income. While end market conditions have improved over the last quarter, there remains uncertainty in the market. Our focus remains on partnering with our customers and outperforming in the markets we participate. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23	Change
Volume (mmsf)	766.5	700.5	9%	2,287.5	2,334.9	(2%)
Average net sales price per unit (per msf)	US$943	US$916	3%	US$937	US$909	3%

Fiber cement net sales	727.0	645.4	13%	2,156.2	2,136.1	1%
Gross profit			38%			19%
Gross margin (%)			7.8 pts			6.3 pts
EBIT	237.8	174.1	37%	688.1	578.7	19%
EBIT margin (%)	32.7	27.0	5.7 pts	31.9	27.1	4.8 pts

Q3 FY24 vs Q3 FY23
Net sales increased 13% due to a 9% increase in volumes and a 3% increase in the average net sales price. Higher volumes were primarily driven by higher demand due to an improvement in the US single family new construction market. The increase in average net sales price was primarily related to strategic price increases.
Gross margin increased as a result of the following components:

Higher average net sales price	1.8	pts
Lower production and distribution costs	6.0	pts
Total percentage point change in gross margin	7.8	pts
Lower production and distribution costs were attributable to lower pulp and freight costs.
SG&A expenses increased US$21.5 million primarily driven by higher marketing and employee costs as the Company continues to invest in talent and its marketing initiatives. As a percentage of sales, SG&A expenses increased 2.0 percentage points.
EBIT margin increased 5.7 percentage points to 32.7%, driven by higher gross margin, partially offset by higher SG&A expenses.
Nine Months FY24 vs Nine Months FY23
Net sales increased 1% due to a 3% increase in the average net sales price, partially offset by a 2% decrease in volumes. Higher average net sales price was primarily due to strategic price increases. The volume decline was driven by a decrease in activity in the US housing market in the first half of the fiscal year.
Gross margin increased as a result of the following components:

Higher average net sales price	1.9	pts
Lower production and distribution costs	4.4	pts
Total percentage point change in gross margin	6.3	pts

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	3

OPERATING RESULTS

Lower production and distribution costs resulted primarily from lower pulp and freight costs.
SG&A expenses increased 17% primarily driven by higher marketing and employee costs. As a percentage of sales, SG&A expenses increased 1.3 percentage point.
EBIT margin increased 4.8 percentage points to 31.9%, driven by higher gross margin, partially offset by higher SG&A expenses.

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23	Change
Volume (mmsf)	133.1	125.7	6%	414.0	431.8	(4%)
Average net sales price per unit (per msf)	US$898	US$799	12%	US$908	US$834	9%

Fiber cement net sales	133.8	112.3	19%	421.3	399.4	5%
Gross profit			29%			16%
Gross margin (%)			2.9 pts			3.8 pts
EBIT	36.7	27.6	33%	127.6	102.5	24%
EBIT margin (%)	27.5	24.7	2.8 pts	30.3	25.7	4.6 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23	Change
Volume (mmsf)	133.1	125.7	6%	414.0	431.8	(4%)
Average net sales price per unit (per msf)	A$1,384	A$1,219	14%	A$1,381	A$1,216	14%

Fiber cement net sales	206.3	171.2	21%	641.1	582.4	10%
Gross profit			30%			21%
Gross margin (%)			2.9 pts			3.8 pts
EBIT	56.7	42.3	34%	194.1	149.7	30%
EBIT margin (%)	27.5	24.7	2.8 pts	30.3	25.7	4.6 pts

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	4

OPERATING RESULTS

Q3 FY24 vs Q3 FY23 (A$)

Net sales increased 21% to A$206.3 million, driven by a volume increase of 6% and a 14% increase in the average net sales price which resulted from strategic price increases and a change in product mix. The volume increase was driven by the New Zealand region.
The increase in gross margin can be attributed to the following components:

Higher average net sales price	6.9	pts
Higher production and distribution costs	(4.0	pts)
Total percentage point change in gross margin	2.9	pts
Higher production and distribution costs resulted primarily from higher value product mix, partially offset by lower pulp and freight costs.
SG&A expenses increased 22% primarily driven by higher professional services and employee costs. As a percentage of sales SG&A expenses were relatively flat.
EBIT margin of 27.5% increased 2.8 percentage points, primarily driven by higher gross margin.
Nine Months FY24 vs Nine Months FY23 (A$)
Net sales increased 10%, driven by a 14% increase in the average net sales price resulting from strategic price increases and a change in product mix. This was partially offset by lower volumes of 4% as we experienced weaker market conditions in all countries during the first half of the year.
The increase in gross margin can be attributed to the following components:

Higher average net sales price	6.9	pts
Higher production and distribution costs	(3.1	pts)
Total percentage point change in gross margin	3.8	pts
Higher production and distribution costs resulted primarily from higher value product mix and higher cement costs, partially offset by lower pulp and energy costs.
As a percentage of sales, SG&A expenses decreased 0.9 percentage point.
EBIT margin of 30.3% increased 4.6 percentage points, primarily driven by higher gross margin.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	5

OPERATING RESULTS

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23	Change
Volume (mmsf)	179.7	200.2	(10%)	541.7	636.6	(15%)
Average net sales price per unit (per msf)	US$520	US$419	24%	US$523	US$415	26%

Fiber cement net sales	16.5	14.5	14%	58.0	50.1	16%
Fiber gypsum net sales[1]	101.0	88.6	14%	295.9	273.7	8%
Net sales	117.5	103.1	14%	353.9	323.8	9%
Gross profit			68%			41%
Gross margin (%)			8.9 pts			6.5 pts
EBIT	7.6	1.4	443%	31.9	18.0	77%
EBIT margin (%)	6.5	1.5	5.0 pts	9.0	5.5	3.5 pts

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23	Change
Volume (mmsf)	179.7	200.2	(10%)	541.7	636.6	(15%)
Average net sales price per unit (per msf)	€484	€411	18%	€483	€402	20%

Fiber cement net sales	15.3	14.4	6%	53.5	48.7	10%
Fiber gypsum net sales[1]	94.0	86.8	8%	273.0	265.3	3%
Net sales	109.3	101.2	8%	326.5	314.0	4%
Gross profit			59%			34%
Gross margin (%)			8.9 pts			6.5 pts
EBIT	7.1	1.5	373%	29.4	17.3	70%
EBIT margin (%)	6.5	1.5	5.0 pts	9.0	5.5	3.5 pts

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	6

OPERATING RESULTS

Q3 FY24 vs Q3 FY23 (€)
Net sales increased 8% primarily related to a 18% increase in average net sales price and a €4.2 million favorable true-up related to customer rebate estimates, partially offset by a 10% decrease in volumes. The growth in average net sales price resulted from our strategic price increases and favorable product mix. The volume decrease primarily resulted from lower fiber gypsum volumes as housing market activity remains constrained.
The increase in gross margin is attributable to the following components:

Higher average net sales price	11.9	pts
Higher production and distribution costs	(3.0	pts)
Total percentage point change in gross margin	8.9	pts
Higher production and distribution costs resulted from higher fixed costs per unit driven by lower volumes and increased costs of gypsum and energy, partially offset by lower paper and freight costs.
SG&A expenses increased 30% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 3.5 percentage points.
EBIT margin of 6.5% increased 5.0 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.
Nine Months FY24 vs Nine Months FY23 (€)
Net sales increased 4% primarily related to a 20% increase in average net sales price and €7.5 million of favorable true-ups related to customer rebate estimates, partially offset by a 15% decrease in volumes. The growth in average net sales price was driven by our strategic price increases and a higher value product mix. The volume decrease primarily resulted from lower fiber gypsum volumes as housing market activity decreased.
The increase in gross margin is attributable to the following components:

Higher average net sales price	12.6	pts
Higher production and distribution costs	(6.1	pts)
Total percentage point change in gross margin	6.5	pts
Higher production and distribution costs resulted from higher fixed costs per unit driven by lower volumes, higher value product mix along with increased costs of gypsum and energy, partially offset by lower paper and freight costs.
SG&A expenses increased 21% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 2.7 percentage points.
EBIT margin of 9.0% increased 3.5 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	7

OPERATING RESULTS

General Corporate
Results for General Corporate were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change %	9 Months FY24	9 Months FY23	Change %
General Corporate SG&A expenses	$40.0	$29.9	34	$113.9	$81.6	40
Asset Impairment - greenfield site	—	—		20.1	—	100
Asbestos:
Asbestos adjustments loss (gain)	7.6	2.2	245	3.7	(19.5)	119
AICF SG&A expenses	0.4	0.3	33	1.1	1.0	10
General Corporate costs	$48.0	$32.4	48	$138.8	$63.1	120
General Corporate SG&A expenses for the three month period increased US$10.1 million, driven by higher stock compensation expenses and employee costs, partially offset by lower New Zealand Weathertightness expenses.
For the nine month period, General Corporate SG&A expenses increased US$32.3 million, primarily driven by higher stock compensation expenses and higher employee costs.
The Asset impairment charge of US$20.1 million is related to the strategic decision to cancel the Truganina greenfield project and sell the land.
Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
Readers are referred to Note 7 of our 31 December 2023 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change %	9 Months FY24	9 Months FY23	Change %
Gross interest expense	$14.7	$11.1	32	$40.2	$32.0	26
Capitalized interest	(5.3)	(2.0)	165	(13.3)	(4.4)	202
Interest income	(4.1)	(0.6)	583	(6.8)	(1.1)	518
AICF interest income, net	(2.2)	(1.5)	47	(6.7)	(2.5)	168
Interest, net	$3.1	$7.0	(56)	$13.4	$24.0	(44)

Interest, net for the three and nine month periods decreased primarily due to higher capitalized interest related to our capital expansion projects and higher interest income driven by a higher cash balance and higher interest rates. These increases were partially offset by higher gross interest expense resulting from the new term loan agreement entered into in October 2023. In addition, gross interest expense for the nine month period was also impacted by higher interest rates on the revolving credit facility.
Readers are referred to Note 6 of our 31 December 2023 condensed consolidated financial statements for further information.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	8

OPERATING RESULTS

Income Tax

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change	9 Months FY24	9 Months FY23	Change
Income tax expense	$78.5	$55.9	40%	$218.2	$168.6	29%
Effective tax rate (%)	35.1	35.8	(0.7 pts)	32.4	28.1	4.3 pts

Adjusted income tax expense[1]	$49.5	$27.8	78%	$157.7	$118.9	33%
Adjusted effective tax rate[1] (%)	21.6	17.7	3.9 pts	22.8	20.6	2.2 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the three and nine month periods decreased 0.7 percentage points and increased 4.3 percentage points, respectively, primarily due to asbestos and other tax adjustments. The Adjusted effective tax rate for the three and nine month periods increased 3.9 percentage points and 2.2 percentage points, respectively, primarily due to a change in the geographical mix of earnings.

Net Income

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	Change %	9 Months FY24	9 Months FY23	Change %
EBIT
North America Fiber Cement	$237.8	$174.1	37	$688.1	$578.7	19
Asia Pacific Fiber Cement	36.7	27.6	33	127.6	102.5	24
Europe Building Products	7.6	1.4	443	31.9	18.0	77
Research and Development	(8.0)	(7.8)	(3)	(25.4)	(25.3)	—
General Corporate[1]	(40.0)	(29.9)	(34)	(113.9)	(81.6)	(40)
Adjusted EBIT	234.1	165.4	42	708.3	592.3	20

Net income
Adjusted interest, net[2]	5.3	8.5	(38)	20.1	26.5	(24)
Other income	(0.6)	(0.1)	500	(2.8)	(12.4)	(77)
Adjusted income tax expense[3]	49.5	27.8	78	157.7	118.9	33
Adjusted net income	$179.9	$129.2	39	$533.3	$459.3	16
1.Excludes the Asset Impairment on the Truganina greenfield site in FY24 and Asbestos-related expenses and adjustments
2.Excludes Asbestos-related net expenses
3.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Higher Adjusted net income for the three and nine month periods was primarily driven by higher EBIT in all regions, partially offset by higher general corporate SG&A expenses and adjusted income tax expense. In addition, the prior year included a US$8.9 million gain, net of tax, related to the sale of land in Europe.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	9

OTHER INFORMATION

Cash Flow

US$ Millions	Nine Months Ended 31 December
	FY24	FY23	Change	Change %
Net cash provided by operating activities	$749.5	$432.1	$317.4	73
Net cash used in investing activities	350.0	517.4	(167.4)	(32)
Net cash used in financing activities	132.9	37.3	95.6	256
Significant sources and uses of cash during fiscal year 2024 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$748.9 million
◦Working capital improved by US$121.2 million, due to lower inventory, lower accounts receivable and higher accounts payable
◦Asbestos claims paid of US$95.0 million
•Cash used in investing activities:
◦Capital expenditures of US$328.2 million, including global capacity expansion project spend of US$180.8 million
◦AICF net investments of US$12.6 million
•Cash used in financing activities:
◦Proceeds from our new US$300.0 million term loan
◦Net repayments of US$230.0 million on our revolving credit facility
◦Repurchase of shares of US$196.3 million

Capacity Expansion

Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.

In fiscal year 2024, we estimate total Capital Expenditures will be approximately US$515 million. During FY24 we have:

•Purchased land for our future USA Greenfield site in Crystal City, Missouri. We do not intend to begin construction of this site in FY24
•Purchased land for our future Fiber Cement Greenfield site in Europe. We do not intend to begin construction of this site in FY24
•Announced the cancellation of our plans to build a greenfield site in Truganina

In addition, in fiscal year 2024, we plan to:

•Complete construction and commissioning of ColorPlus® finishing capacity in Westfield, Massachusetts, with production commencing in Q4 FY24
•Continue construction of Sheet Machines #3 and #4 in Prattville, Alabama, with Sheet Machine #3 expected to be completed in Q4 FY24
•Continue construction of ColorPlus® finishing capacity in Prattville, Alabama
•Continue brownfield expansion of the fiber gypsum facility in Orejo, Spain

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	10

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased US$320.8 million, from US$113.0 million at 31 March 2023 to US$433.8 million at 31 December 2023.
In October 2023, we executed on a US$300.0 million term loan due October 2028. As of 31 December 2023, we have US$593.6 million of available borrowing capacity under our revolving credit facility.
During fiscal year 2024, we will contribute A$137.5 million to AICF, excluding interest, in quarterly installments. Total payments of A$103.1 million have been made through 2 January 2024.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to invest in our organic growth, including capital expenditures, while meeting our planned working capital, share repurchase and other expected cash requirements for the next twelve months.

Capital Management

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders

For the quarter ended 31 December 2023, we repurchased 2.4 million shares for US$75.0 million at an average per share price of US$32.11.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	11

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;
•	Adjusted EBIT margin;
•	Adjusted EBITDA;
•	Adjusted EBITDA margin;
•	Adjusted interest, net;
•	Adjusted net income;
•	Adjusted diluted earnings per share;
•	Adjusted income before income taxes;
•	Adjusted income tax expense; and
•	Adjusted effective tax rate
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold

NM – Not meaningful

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	12

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT and Adjusted EBITDA

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	9 Months FY24	9 Months FY23
EBIT	$226.1	$162.9	$683.4	$610.8
Asset Impairment - greenfield site	—	—	20.1	—
Asbestos:
Asbestos adjustments loss (gain)	7.6	2.2	3.7	(19.5)
AICF SG&A expenses	0.4	0.3	1.1	1.0
Adjusted EBIT	$234.1	$165.4	$708.3	$592.3
Net sales	978.3	860.8	2,931.4	2,859.3
Adjusted EBIT margin	23.9%	19.2%	24.2%	20.7%
Depreciation and amortization	46.3	43.5	136.7	126.6
Adjusted EBITDA	$280.4	$208.9	$845.0	$718.9
Adjusted EBITDA margin	28.7%	24.3%	28.8%	25.1%

Adjusted interest, net

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	9 Months FY24	9 Months FY23
Interest, net	$3.1	$7.0	$13.4	$24.0

AICF interest income, net	(2.2)	(1.5)	(6.7)	(2.5)
Adjusted interest, net	$5.3	$8.5	$20.1	$26.5

Adjusted net income

	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	9 Months FY24	9 Months FY23
Net income	$145.1	$100.1	$454.6	$430.6
Asbestos:
Asbestos adjustments loss (gain)	7.6	2.2	3.7	(19.5)
AICF SG&A expenses	0.4	0.3	1.1	1.0
AICF interest income, net	(2.2)	(1.5)	(6.7)	(2.5)
Asset Impairment - greenfield site	—	—	20.1	—
Tax adjustments[1]	29.0	28.1	60.5	49.7
Adjusted net income	$179.9	$129.2	$533.3	$459.3

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	13

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	9 Months FY24	9 Months FY23
Adjusted net income (US$ millions)	$179.9	$129.2	$533.3	$459.3
Weighted average common shares outstanding - Diluted (millions)	438.3	445.9	440.6	445.9
Adjusted diluted earnings per share	$0.41	$0.29	$1.21	$1.03

Adjusted effective tax rate

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY24	Q3 FY23	9 Months FY24	9 Months FY23
Income before income taxes	$223.6	$156.0	$672.8	$599.2
Asbestos:
Asbestos adjustments loss (gain)	7.6	2.2	3.7	(19.5)
AICF SG&A expenses	0.4	0.3	1.1	1.0
AICF interest income, net	(2.2)	(1.5)	(6.7)	(2.5)
Asset Impairment - greenfield site	—	—	20.1	—
Adjusted income before income taxes	$229.4	$157.0	$691.0	$578.2

Income tax expense	78.5	55.9	218.2	168.6
Tax adjustments[1]	(29.0)	(28.1)	(60.5)	(49.7)
Adjusted income tax expense	$49.5	$27.8	$157.7	$118.9
Effective tax rate	35.1%	35.8%	32.4%	28.1%
Adjusted effective tax rate	21.6%	17.7%	22.8%	20.6%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	14

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 16 May 2023, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2024	15